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                                                            OMB APPROVAL
                                                    ----------------------------
                           UNITED STATES            OMB Number:  3235-0145
                SECURITIES AND EXCHANGE COMMISSION  Expires:  October 31, 1994
                      Washington, D.C.  20549       Estimated average burden
                                                    hours per form . . . . 14.90
                                                    ----------------------------
                            SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                                DS Bancor, Inc.
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                               (Name of Issuer)

                    Common stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                 232-907-10-5
                     ------------------------------------
                                 (CUSIP Number)

 Harry P. DiAdamo Jr., 33 Elizabeth Street, Derby, CT  06418  ((203) 736-1000)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 12, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


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CUSIP No.  232-907-10-5                             Page    2   of   4  Pages
           ----------------                              ------    ----
---------------------------                         ---------------------------

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Harry P. DiAdamo Jr.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                        (b) [_]

   N/A
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

   N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                             7  SOLE VOTING POWER
                                83,024
         NUMBER OF
                           -----------------------------------------------------
          SHARES             8  SHARED VOTING POWER
       BENEFICIALLY             -0-
         OWNED BY
                           -----------------------------------------------------
           EACH              9  SOLE DISPOSITIVE POWER
         REPORTING              83,024
          PERSON
                           -----------------------------------------------------
           WITH             10  SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    --------------
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    N/A
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 5%
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14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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CUSIP No.  232-907-10-5                             Page    3   of   4  Pages
           ----------------                              ------    ----
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         This Amendment No. 1 amends the Schedule 13D filed on January 25, 1996 by Harry P. DiAdamo Jr. (the "Reporting Person") relating to the Common Stock, par value $1.00 per share, of DS Bancor, Inc. (the "Issuer"). This Amendment No. 1 reports that the Reporting Person has ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 5.  Interest on Securities of the Issuer
         ------------------------------------

         Item 5 is hereby amended as follows:

         On December 12, 1996, as a result of an increase in the number of outstanding shares, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.
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CUSIP No.  232-907-10-5                             Page    4   of   4  Pages
           ----------------                              ------    ----
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     January 8, 1997                               /s/ Harry P. DiAdamo Jr.
----------------------------------                 ------------------------
          Date                                         Harry P. DiAdamo Jr.